Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated June 4, 2024, and each included in this Registration Statement (Form N-2) of Ares Dynamic Credit Allocation Fund, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 28, 2024, with respect to the financial statements and financial highlights of Ares Dynamic Credit Allocation Fund, Inc. included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

June 4, 2024